Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the fiscal year ended September 30,
	2006	2005	2004	2003	2002
	($ in millions)
Consolidated pretax income before cumulative effect of change in accounting principle	$1,987.1	$2,378.6	$1,582.9	$1,008.2	$647.5

Minority interests in pretax income of subsidiaries which have incurred fixed charges	2.6	—	4.8	8.8	1.3

Minority interests in pretax losses of majority owned subsidiaries which have incurred losses	—	(0.3)	(0.3)	(0.9)	(0.2)

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	0.6	0.7

Amortization of capitalized interest	237.1	225.0	249.1	219.4	136.1

Interest expensed	72.1	33.9	17.5	19.5	17.8

Earnings	$2,298.9	$2,637.2	$1,854.0	$1,255.6	$803.2

Interest incurred	$397.5	$306.8	$250.9	$253.8	$210.6

Fixed charges	$397.5	$306.8	$250.9	$253.8	$210.6

Ratio of earnings to fixed charges	5.78	8.60	7.39	4.95	3.81